[Letterhead of Goldman Sachs Asset Management, L.P.]
October 11, 2011
Via Edgar
Laura Hatch
U.S. Securities and Exchange Commission
Office of Chief Accountants
Mail Stop 0-25
100 F Street, NE
Washington, DC 20549

Re:	Review of Annual Report Disclosures Goldman Sachs Trust—Fundamental Equity Value Funds and Goldman Sachs Credit Strategies Fund
Dear Ms. Hatch:
This letter responds to comments you provided to Elise Dolan of Dechert LLP in telephonic discussions on Tuesday, August 23 and Monday, August 29, 2011, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports for the Goldman Sachs Fundamental Equity Value Funds, series of the Goldman Sachs Trust, and the Goldman Sachs Credit Strategies Fund (the “Funds”). We have reproduced your comments below, followed by our responses.
Fundamental Equity Value Funds—Annual Report Dated 8/31/2010 and Form 40-17G
Comment One: In future Form 40-17G filings, please include a statement showing the amount of the single insured bond which the registered investment company would have provided and maintained had it not been named as an insured under a joint insured bond, as required by Rule 17g-1(g)(1)(B)(iii).
Response: We will incorporate your comment in future Form 40-17G filings.
Comment Two: With respect to the US Equity Fund, Note 2F to the Financial Statements states that the Fund’s offering costs are being amortized on a straight-line basis over 12 months from the Fund’s commencement of operations on November 30, 2009. Please confirm that this is the case. Note that the Fund showed deferred offering costs of $77,407 as a receivable asset on its Statement of Assets and Liabilities, and amortization of offering costs in the amount of $155,147 as an expense on its Statement of Operations, indicating total offering costs of $232,554, which would result in straight-line amortization of $19,379.50/month, or $174,415.50 for the 9 month period ended August 31, 2010.

Ms. Laura Hatch
Securities and Exchange Commission
Response: The Fund’s offering costs were amortized on a straight-line basis over the 12-month period, as disclosed, and the numbers included in the annual report were correct. However, initial amortization amounts were based on expected offering costs, estimated as of the date the Fund commenced operations (November 30, 2009). The Fund later adjusted its estimate to reflect actual offering costs incurred, which were higher. Subsequent amortization amounts were straight-lined based on actual costs over the remaining period. This approach is consistent with Accounting Standards Codification 250-10-45-17, which states that “a change in accounting estimate shall be accounted for in the period of change if the change affects that period only or in the period of change and future periods if the change affects both. A change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.”
Credit Strategies Fund—Annual Report Dated 3/31/2011
Comment One: Please note that the Fund is required to disclose any significant transfers between the three levels. Please confirm in your response letter whether there were any significant transfers during the relevant time period.
Response: We confirm that the GS Credit Strategies Fund had no significant transfers for the fiscal year ended March 31, 2011. We note that we believe that Topic 820 “Fair Value Measurements and Disclosures” does not currently require financial statement disclosure when a Fund has no significant transfers in the reporting period.
Comment Two: The Fund’s EDGAR filing of its Form N-CSR did not include any information in response to Item 8, Other Accounts Managed by the Portfolio Manager. Please incorporate this disclosure in a new N-CSR/A filing.
Response: We have filed an N-CSR/A including the information requested.
Please contact the undersigned at 212.357.3184 with any comments or questions concerning this correspondence.
Sincerely,
/s/ Peter V. Bonnano
Peter V. Bonanno
Secretary of the Goldman Sachs Trust and the Goldman Sachs Credit Strategies Fund

cc:	Peter Fortner, Goldman Sachs Asset Management, L.P. George Djurasovic, Goldman Sachs Asset Management, L.P. Andrew Murphy, Goldman Sachs Asset Management, L.P. Elise M. Dolan, Dechert LLP

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